Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

SUPPLEMENTAL ANNOUNCEMENT

TO THE ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2022

Reference is made to the annual report of Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) for the year ended 31 December 2022 dated 28 April 2023 (the “2022 Annual Report”). Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as defined in the 2022 Annual Report.

Further to the information disclosed in the 2022 Annual Report, the Company wishes to provide to the Shareholders and the potential investors with the following supplementary information:

CHANGE IN USE OF PROCEEDS

During the reporting period of the 2022 Annual Report, the Company had changed the use of proceeds of approximately HK$7.9 million raised from the convertible notes issued during the year ended 31 December 2022 from working capital to redemption of outstanding debt securities. The reason for such change was that since the filing by the Company of the draft Form F-1 with the United States Securities and Exchange Commission in relation to the proposed initial public offering of the Company’s American Depository Shares (the “Offering”) on 4 August 2021 as announced by the Company, the proposed Offering had been progressing positively and additional funding could be raised by the Company on materialization of the Offering which led the Company to re-deploy additional funds raised from the issuance of the convertible bonds to redeem its outstanding debt securities instead of it had originally intended.

SHARE AWARD SCHEME

During the reporting period of the 2022 Annual Report, the Company had in place a share award scheme, which was terminated by the Company with effect on 6 February 2023. Under this share award scheme, an awardee should confirm acceptance of the awarded shares being granted to him/her by signing and returning to the board of directors of the Company within 5 business days after the date of the grant notice for the award.

As at the date of the 2022 Annual Report (i.e. 28 April 2023), the Company had in place a share award scheme which was adopted by the Company with effect from 6 February 2023 (the “2023 Share Award Scheme”) and the total number of shares available for issue under the 2023 Share Award Scheme was 68,349,307 ordinary shares of the Company which represented approximately 8.80% of the total number of issued ordinary shares of the Company of 776,850,762 at 28 April 2023.

The above supplementary information does not affect other information contained in the 2022 Annual Report. Save as disclosed above, all other information in the 2022 Annual Report remains unchanged.

By Order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 24 July 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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